Exhibit 12.1

QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

	FOR THE
	NINE
	MONTHS
	ENDED				YEAR ENDED DECEMBER 31,
	SEPTEMBER 30,
	2009		2008		2007		2006		2005		2004
Income from continuing
operations before taxes, equity
earnings and minority share of
income	$909,617		$1,020,613		$912,380		$1,028,161		$941,498		$822,880
Adjustments:
Distributed income from less
than 50% owned companies	16,085		28,752		24,972		26,411		25,492		21,973
Fixed charges	157,915		248,716		243,317		147,133		108,751		103,725
Earnings from continuing
operations before taxes and
fixed charges, as adjusted	$1,083,617		$1,298,081		$1,180,669		$1,201,705		$1,075,741		$948,578

Fixed charges:
Interest expense	$111,991		$185,783		$186,957		$96,997		$63,266		$60,464
Portion of rent expense which
represents interest factor	45,924		62,933		56,360		50,136		45,485		43,261
Total fixed charges	$157,915		$248,716		$243,317		$147,133		$108,751		$103,725

Ratio of earnings to fixed
charges	6.9	x	5.2	x	4.9	x	8.2	x	9.9	x	9.2	x